Exhibit (a)(1)(A)

COMPANY NOTICE

TO HOLDERS OF

ZERO COUPON CONVERTIBLE SUBORDINATED NOTES DUE 2021

ISSUED BY

LABORATORY CORPORATION OF AMERICA HOLDINGS

CUSIP Number: 50540R AG 7

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of October 23, 2006 (the “Indenture”), between Laboratory Corporation of America Holdings, a Delaware corporation (the Company”), and The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation (the “Trustee”), and the Zero Coupon Convertible Subordinated Notes due 2021 (the “Notes”) of the Company, that, at the option of each holder (the “Holder”) of the Notes, the Notes will be purchased by the Company for $819.54 in cash per $1,000 principal amount at maturity of the Notes (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Company Notice and related notice materials, as amended and supplemented from time to time (the “Put Option”). Holders may surrender their Notes at any time from August 11, 2011 through 5:00 p.m., New York City time, on Friday, September 9, 2011. This Company Notice is being sent pursuant to the provisions of Section 3.08 of the Indenture and Section 7 of the Notes. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Notes.

To exercise your option to have the Company purchase the Notes and receive payment of $819.54 in cash per $1,000 principal amount at maturity of the Notes, you must validly surrender the Notes prior to 5:00 p.m., New York City time, on Friday, September 9, 2011 (the “Expiration Date”) and not have withdrawn such surrendered Notes prior to 5:00 p.m., New York City time, on the Expiration Date. Notes surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC.

The Trustee, Paying Agent and Conversion Agent is:

The Bank of New York Mellon (formerly known as The Bank of New York)

By Regular, Registered or Certified Mail or Overnight Courier:	By Facsimile:

Bank of New York Mellon Corporation Corporate Trust- Reorganization Unit 101 Barclay Street – 7 East New York, NY 10286 Attention: Mr. David Mauer	(212) 298-1915 Attention: Mr. David Mauer

Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

The date of this Company Notice is August 11, 2011.

Annex A. BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and, if given or made, such information or representations must not be relied upon as having been authorized. The Company Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Company Notice shall not under any circumstances create any implication that the information contained herein or in the related notice materials is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether to surrender or refrain from surrendering such Holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice and other offering materials because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

Who is offering to purchase my Notes?

Laboratory Corporation of America Holdings, a Delaware corporation (the “Company”), is obligated, at your option, to purchase your validly surrendered Zero Coupon Convertible Subordinated Notes due 2021 (the “Notes”). (Page 4)

What Notes are you obligated to purchase?

We are obligated to purchase all of the Notes validly surrendered, at the option of the holder thereof (the “Holder”). As of August 10, 2011, there was $170,530,000 aggregate principal amount at maturity of Notes outstanding. The Notes were issued under an Indenture, dated as of October 23, 2006 (as supplemented, the “Indenture”), between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation (the “Trustee”). (Page 4)

How much are you offering to pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a purchase price of $819.54 per $1,000 principal amount at maturity of Notes validly surrendered for purchase on the date of purchase and not previously withdrawn (the “Purchase Price”). (Pages 4-5)

How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the trading price of the Company’s common stock, $0.10 par value per share (the “Common Stock”), and the market for similar securities. To the extent available, Holders are urged to obtain the best information available as to potential current market prices of the Notes prior to making any decision with respect to the Put Option. The Common Stock of the Company into which the Notes are convertible is listed on the New York Stock Exchange (“NYSE”) under the symbol “LH.” On August 9, 2011, the last reported sales price of the Common Stock on the NYSE was $84.05 per share. (Pages 6-7)

Why are you making the offer?

We are required to make the offer pursuant to the terms of the Notes and the Indenture. (Page 4)

What does the board of directors of the Company think of the Put Option?

The board of directors of the Company has not made any recommendation as to whether you should surrender or refrain from surrendering your Notes for purchase in the Put Option. You must make your own decision whether to surrender your Notes for purchase in the Put Option and, if so, the amount of Notes to surrender. (Pages 5, 16)

When does the Put Option expire?

The Put Option expires at 5:00 p.m., New York City time, on Friday, September 9, 2011 (the “Expiration Date”). To exercise your option to have the Company purchase the Notes and receive payment of the Purchase Price, you must validly surrender the Notes prior to 5:00 p.m., New York City time, on the Expiration Date. We will not extend the period Holders have to accept the Put Option unless required to do so by the federal securities laws. (Page 4)

What are the conditions to the purchase by the Company of the Notes?

The purchase by us of validly surrendered Notes is not subject to any conditions other than such purchase being lawful and the procedural requirements described in this Company Notice. (Page 5)

How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Put Option, you must surrender the Notes through the transmittal procedures of the Depository Trust Company (“DTC”) no later than 5:00 p.m., New York City time, on the Expiration Date. (Page 10)

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Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes on the Holder’s behalf through the transmittal procedures of DTC.

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Holders who are DTC participants should surrender their Notes electronically through DTC’s Automatic Tender Offer Program (“ATOP”) system, subject to the terms and procedures of that system on or before 5:00 p.m., New York City time, on the Expiration Date.

By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Notice.

If I surrender my Notes, when will I receive payment for them?

We will accept for payment all validly surrendered Notes promptly upon expiration of the Put Option. We will promptly forward to The Bank of New York Mellon (formerly known as The Bank of New York), as paying agent (the “Paying Agent”), prior to 10:00 a.m., New York City time, on September 13, 2011, the appropriate amount of cash required to pay the Purchase Price for the surrendered Notes, and the Paying Agent will promptly distribute the cash to the Holders. (Page 11)

Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on the Expiration Date. (Page 10)

How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes, you must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Expiration Date. (Page 10)

Do I need to do anything if I do not wish to surrender my Notes for purchase?

No. If you do not surrender your Notes prior to the expiration of the Put Option, we will not purchase your Notes and such Notes will remain outstanding subject to their existing terms. (Page 8)

If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to surrender a portion of your Notes, however, you must surrender your Notes in a principal amount at maturity of $1,000 or an integral multiple thereof. (Page 5)

If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Notes prior to the expiration of the Put Option, we will not purchase your Notes and your conversion rights will not be affected. (Page 6)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase in the Put Option?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes, and you may recognize gain, income, loss or deduction. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 12-15)

Who is the Paying Agent?

The Bank of New York Mellon (formerly known as The Bank of New York), the trustee for the Notes, is serving as Paying Agent in connection with the Put Option. Its address and telephone number are set forth on the front cover page of this Company Notice.

To whom can I speak if I have questions about the Put Option?

Questions and requests for assistance in connection with the surrender of Notes for purchase in the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the front cover page of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1. Information Concerning the Company. Laboratory Corporation of America Holdings, a Delaware corporation (the “Company”), is offering to purchase all of its Zero Coupon Convertible Subordinated Notes due 2021 (the “Notes”). The Notes are convertible if certain conditions are met into cash in an amount equal to the lesser of (a) the accreted principal amount of the Notes to be converted on the conversion date, and (b) the product of the then applicable conversion rate multiplied by the average of the sales prices of our common stock, $0.10 par value per share (the “Common Stock”), during the ten consecutive trading days beginning on the second trading day after the conversion date (which we refer to as the “conversion value”), and the remainder, if any, of the conversion value in excess of the accreted principal amount of the Notes will be paid in shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.

The Company and its subsidiaries, headquartered in Burlington, North Carolina, is the second largest independent clinical laboratory company in the United States based on 2010 net revenues. Since the Company’s founding in 1971, it has grown into a national network of 51 primary laboratories and over 1,700 patient service centers (“PSCs”) along with a network of branches and STAT laboratories (which are laboratories that have the ability to perform certain routine tests quickly and report the results to the physician immediately). Through its national network of laboratories, the Company offers a broad range of clinical laboratory tests that are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, the Company has developed specialty testing operations, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical trials.

With over 31,000 employees worldwide, the Company processes tests on more than 440,000 patient specimens daily and provides clinical laboratory testing services to clients in all 50 states, the District of Columbia, Puerto Rico, Belgium and three provinces in Canada. Its clients include physicians, hospitals, managed care organizations, governmental agencies, employers, pharmaceutical companies and other independent clinical laboratories that do not have the breadth of its testing capabilities. Several hundred of the Company’s tests are frequently used in general patient care by physicians to establish or support a diagnosis, to monitor treatment or to search for an otherwise undiagnosed condition. The most frequently-requested of these routine tests include blood chemistry analyses, urinalyses, blood cell counts, thyroid tests, Pap tests, HIV tests, microbiology cultures and procedures, and alcohol and other substance-abuse tests. The Company performs this core group of routine tests in its major laboratories using sophisticated and computerized instruments, with most results reported within 24 hours. In addition, the Company provides specialty testing services in the areas of allergy, clinical trials, diagnostic genetics, identity, forensics, infectious disease, oncology and occupational testing.

The Company maintains its registered and principal executive offices at 358 South Main Street, Burlington, North Carolina 27215. The telephone number there is (336) 229-1127.

2. Information Concerning the Notes. The Notes were issued under an Indenture, dated as of October 23, 2006 (the “Indenture”), between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation (the “Trustee”). The Notes mature on September 11, 2021.

2.1. The Company’s Obligation to Purchase the Notes. Pursuant to the terms of the Notes and the Indenture, the Company is obligated to purchase on September 12, 2011 all Notes validly surrendered for purchase and not previously withdrawn, at the Holder’s option.

This Put Option will expire at 5:00 p.m., New York City time, on Friday, September 9, 2011 (the “Expiration Date”). The Company will purchase all Notes validly surrendered for purchase and not withdrawn, at the Holder’s option. To exercise your option to have the Company purchase the Notes and receive payment of the Purchase Price, you must validly surrender the Notes prior to 5:00 p.m., New York City time, on the Expiration

Date. We will not extend the period Holders have to accept the Put Option unless required to do so by the federal securities laws. The purchase by the Company of validly surrendered Notes is not subject to any conditions other than such purchase being lawful and the procedural requirements described in this Company Notice.

2.2. Purchase Price. Pursuant to the Notes, the purchase price to be paid by the Company for the Notes on the Expiration Date is $819.54 per $1,000 principal amount at maturity of Notes (the “Purchase Price”). The amount required to purchase all of the Notes, if all of the Notes are tendered, is $139,756,156.20. The Purchase Price will be paid in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Notes surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 or integral multiples thereof.

The Purchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or the Common Stock. Thus, the Purchase Price may be significantly higher or lower than the market price of the Notes on the Expiration Date. Holders of Notes are urged to obtain the best information available as to potential current market prices of the Notes, to the extent available, and the Common Stock before making a decision whether to surrender their Notes for purchase.

None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on such Holder’s assessment of current market value of the Notes and the Common Stock and other relevant factors.

2.3. Conversion Rights of the Notes. Holders may surrender Notes for conversion into cash and, if applicable, shares of our Common Stock prior to September 11, 2021 only if at least one of the following conditions is satisfied:

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during any calendar quarter, if the sale price of our Common Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, beginning at 117.5642% and declining 0.1282% per calendar quarter thereafter until it reaches approximately 110% for the calendar quarter beginning July 1, 2021, of the accreted conversion price per share of Common Stock on the last day of such preceding calendar quarter;

•	during any period that the rating assigned to the Notes by Standard & Poor’s Ratings Services is BB– or lower;

•	if we have called the Notes for redemption; or

•	if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

Upon conversion, we will satisfy our obligation with respect to the accreted principal amount of the Notes in cash, with the remaining amount, if any, to be satisfied in shares of our Common Stock, in each case as described below.

The settlement amount for each $1,000 principal amount at maturity of the Notes will be computed as follows:

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a cash amount equal to the lesser of (i) the aggregate accreted principal amount of the Notes to be converted on the conversion date, and (ii) the conversion value (as defined below) of the Notes to be converted; and

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if the conversion value exceeds the aggregate accreted principal amount of the Notes to be converted, a number of shares of our Common Stock equal to the greater of (i) zero, and (ii) the sum of, for each trading day of the cash settlement averaging period (as defined below), the quotient of (A) 10% of the difference between (1) the product of the conversion rate then in effect and the sale price of our Common Stock for such day, and (2) the accreted principal amount of the Notes on the conversion date, divided by (B) the sale price of our Common Stock for such day.

The initial conversion rate was 13.4108 shares of Common Stock per $1,000 principal amount at maturity, subject to adjustment upon occurrence of certain events described in the Indenture.

The “accreted principal amount” with respect to $1,000 principal amount at maturity of a Note means, at any date of determination, the sum of (1) the initial principal amount of the Note upon issuance, and (2) the accrued original issue discount that has been accreted to the principal amount of the Note.

The “conversion value” with respect to $1,000 principal amount at maturity of a Note means, on any date of determination, the product of (1) the conversion rate then in effect, and (2) the average of the sale prices of our Common Stock for each trading day in the cash settlement averaging period.

The “cash settlement averaging period” with respect to any Note means the ten consecutive trading days beginning on the second trading day after the conversion date for those Notes.

The Trustee is currently acting as conversion agent for the Notes. Holders that do not surrender their Notes for purchase pursuant to the Put Option will maintain the right to convert their Notes into cash, and, if applicable, shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. Any Notes surrendered may be converted in accordance with the terms of the Indenture and the Notes only if the surrender of Notes has been validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date, as described in Section 4 below.

2.4. Market for the Notes and the Company’s Common Stock. There is no established reporting system or trading market for trading in the Notes. However, there currently is a limited trading market for Notes traded over the counter. We have been advised that there is no practical way to determine the trading history of the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price of the Common Stock and the market for similar Notes. Following the consummation of the Put Option, we expect that Notes not purchased in the Put Option will continue to be traded over the counter. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of Notes pursuant to the Put Option together with any conversions of Notes will reduce the float and, if a substantial amount of Notes are purchased or are converted, would likely negatively affect the liquidity and could also affect the market value and price volatility of the Notes that remain outstanding following the Put Option. We cannot assure you that a market will exist for the Notes following the Put Option. The extent of the public market for the Notes following consummation of the Put Option will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of Holders of Notes remaining at that time and the interest on the part of securities firms in maintaining a market in the Notes. The Notes are held through The Depository Trust Company (“DTC”). As of August 10, 2011, there was $170,530,000 aggregate principal amount at maturity of Notes outstanding and DTC was the sole record holder of the Notes.

The Common Stock into which the Notes are convertible is listed on the New York Stock Exchange (“NYSE”) under the symbol “LH.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE.

	High	Low
Year Ending on December 31, 2011
3rd Quarter (through August 9, 2011)	$99.76	$80.14
2nd Quarter	100.94	92.09
1st Quarter	92.98	86.19
Year Ending on December 31, 2010
4th Quarter	89.48	75.75
3rd Quarter	78.94	71.58
2nd Quarter	83.00	73.12
1st Quarter	77.09	69.49
Year Ending on December 31, 2009
4th Quarter	76.74	63.81
3rd Quarter	71.29	62.06
2nd Quarter	68.09	57.08
1st Quarter	65.90	53.25

On August 9, 2011, the last reported sales price of the Common Stock on the NYSE was $84.05 per share. As of July 31, 2011, there were 101,242,297 shares of Common Stock outstanding. We urge you to obtain current market information for the Notes, to the extent available, and the Common Stock before making any decision to surrender your Notes pursuant to the Put Option.

2.5. Redemption. The Notes are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of the Issue Price (as defined in the Indenture) plus Accrued Original Issue Discount (as defined in the Indenture).

2.6. Consolidations, Mergers and Certain Other Corporate Transactions. If we are party to a consolidation, merger or a sale of all or substantially all of our assets in which we are not the continuing corporation, or we are a party to a merger or binding share exchange which reclassifies or changes our outstanding Common Stock, the right to convert each $1,000 principal amount at maturity of Notes will be changed into a right to convert it into the securities, cash or other assets (the “reference property”) that the Holder of the Notes would have received if the Holder had converted each $1,000 principal amount at maturity of the Notes immediately before the effective date of the transaction into a number of shares of our Common Stock equal to the then applicable conversion rate. However, at and after the effective time of the transaction, the cash portion of the payment upon conversion will continue to be payable in cash (instead of reference property), but the conversion value will be calculated based on the sale prices of the reference property during the cash settlement averaging period instead of our Common Stock. In determining the amount of the reference property to be received by the Holder of a Note in connection with a consolidation, merger, sale or binding share exchange in which our shareholders may elect the form of consideration, the Holders of the Notes will be assumed to have elected to receive the same consideration elected by a majority of the holders of our Common Stock.

2.7. Ranking. Payment on the Notes is, to the extent provided in the Indenture, subordinated in right of payment to the prior payment in full of all of our existing and future senior indebtedness. Payment on the Notes is also effectively subordinated to all of our subsidiaries’ existing and future indebtedness and other liabilities, including trade payables.

Upon any payment or distribution of assets of the company to its creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all senior indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon, or payment of such amounts will have been provided for, before the Holders of the Notes will be entitled to receive any payment or distribution with respect to any Notes. By reason of this subordination, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than our other creditors.

2.8. Contingent Interest. Subject to the record date provisions described below, we will pay contingent cash interest to Holders of Notes during any six-month period from September 12 to March 11 and from March 12 to September 11 if the average market price of a Note for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the initial principal amount of the Note upon issuance and accrued original issue discount for the Note as of the day immediately preceding the first day of the applicable six-month period.

During any period when contingent cash interest shall be payable, the contingent cash interest payable for each $1,000 principal amount at maturity of Notes in respect of any quarterly period will equal the greater of 0.0625% of the average market price of $1,000 principal amount at maturity of the Notes for the five trading day measurement period or any regular cash dividends paid by us per share on our Common Stock during that quarterly period multiplied by the then applicable conversion rate, provided that if we do not pay cash dividends during a semi-annual period, we will pay contingent cash interest semi-annually at a rate of 0.125% of the average market price of $1,000 principal amount at maturity of the Notes for the measurement period.

Contingent cash interest, if any, will accrue and be payable to holders of Notes as of the record date, which shall be the 15th day preceding the last day of the relevant six-month period, or, if we pay a regular cash dividend on our Common Stock during a quarter within the relevant six-month period, to holders of Notes as of the record date for the related Common Stock dividend. If we only pay a regular cash dividend on our Common Stock during one quarter within the relevant six-month period, the remaining contingent cash interest, if any, will accrue and be payable as of the 15th day preceding the last day of the relevant six-month period. We will make contingent cash interest payments on the last day of the relevant six-month period or, if we pay a regular cash dividend on our Common Stock during the relevant six-month period, on the payment date for the related common stock dividend. The payment of contingent cash interest will not affect the accrual of Original Issue Discount (as such term is defined in the Indenture).

3. Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase. Holders will not be entitled to receive the Purchase Price for their Notes unless they validly surrender and do not withdraw the Notes prior to 5:00 p.m., New York City time, on the Expiration Date. Only registered Holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes.

If Holders do not validly surrender their Notes on or before 5:00 p.m., New York City time, on the Expiration Date, their Notes will remain outstanding subject to their existing terms.

3.1. Method of Delivery. The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation (the “Paying Agent”) has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through DTC’s Automated Tender Offer Program (“ATOP”) system. This Company Notice constitutes the Company Notice (as defined in the Indenture) and delivery of Notes via ATOP will satisfy the notice requirements of the Indenture. Delivery of Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

3.2. Agreement to be Bound by the Terms of the Put Option. By surrendering your Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	such Notes shall be purchased as of September 12, 2011, pursuant to the terms and conditions set forth in this Company Notice;

•	such Holder agrees to all of the terms and conditions set forth in this Company Notice;

•	such Holder has received this Company Notice and acknowledges that this Company Notice provides the notice required pursuant to the Indenture;

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upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Notes surrendered, (ii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes or to convert the Notes, and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register, and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Purchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Company Notice;

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such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes, and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

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such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

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such Holder understands that all Notes validly surrendered for repurchase and not withdrawn prior to the Expiration Date, will be purchased at the Purchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes, the Company Notice and related notice materials, as amended and supplemented from time to time;

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payment for Notes purchased pursuant to the Company Notice will be made by deposit of the Purchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

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Notes surrendered for purchase by the Company may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to 5:00 p.m., New York City time, on the Expiration Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the undersigned and every obligation of the

Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

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the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

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all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

3.3. Delivery of Notes.

Notes Held Through a Custodian. A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Notes and instruct such nominee to surrender the Notes for purchase on the Holder’s behalf.

Notes in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Notes by:

•	delivering to the Paying Agent’s account at DTC through ATOP his or her beneficial interest in the Notes on or prior to 5:00 p.m., New York City time, on the Expiration Date; and

•	electronically transmitting his or her acceptance through ATOP, subject to the terms and procedures of that system on or prior to 5:00 p.m., New York City time, on the Expiration Date.

4. Right of Withdrawal. Notes surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any attempted withdrawals after such time will be ineffective. In order to withdraw Notes, Holders must comply with the withdrawal procedures of DTC prior to such time. Notes withdrawn from the Put Option may be resurrendered by following the surrender procedures described in Section 3 above.

This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through ATOP from the tendering DTC participant before 5:00 p.m., New York City time, on the Expiration Date. The withdrawal notice must:

•

specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•	contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•

be submitted through ATOP by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

5. Payment for Surrendered Notes. We will promptly forward to the Paying Agent, prior to 10:00 a.m., New York City time, on Tuesday, September 13, 2011, the appropriate amount of cash required to pay the Purchase Price for the surrendered Notes, and the Paying Agent will promptly thereafter distribute the cash to each Holder that has validly delivered its Notes and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Expiration Date.

In the event any Notes are surrendered and accepted for payment, we intend to use available cash to purchase the Notes.

6. Notes Acquired. Any Notes purchased by us pursuant to the Put Option will be cancelled by the Paying Agent, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company. Except as publicly disclosed prior to the date hereof, the Company does not currently have any plans that would be material to a Holder’s decision to surrender Notes for purchase in the Put Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy or indebtedness or capitalization of the Company;

•

any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•

any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Except as otherwise disclosed below, based on a reasonable inquiry by the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•	the Company will not repurchase any Notes from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of such officers, directors or affiliates has engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.

Certain directors and executive officers of the Company and its affiliates are parties to ordinary course equity incentive plans and arrangements involving the Common Stock of the Company, as disclosed by the Company prior to the date hereof. Except as described in the previous sentence, none of the Company, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of the securities of the Company, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9. Purchase, Exchange or Redemption of Notes by the Company and Affiliates. The Company and its affiliates may, subject to restrictions under applicable United States federal securities laws, purchase Notes in the open market, in private transactions, through a subsequent tender or exchange offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. In particular, the Company may, subject to restrictions under applicable United States federal securities laws, determine to offer to exchange Notes for a new class of debt securities with terms that differ from the Notes and/or call the Notes for redemption. The Notes are redeemable for cash at any time at the option of the Company, in whole or in part, at redemption prices equal to the sum of the Issue Price (as defined in the Indenture) plus Accrued Original Issue Discount (as defined in the Indenture). Holders who tender their Notes in the Put Option and do not withdraw such Notes prior to the Expiration Date would not be able to participate in any such purchase, exchange or redemption with respect to such Notes. Any decision to purchase, exchange or redeem the Notes will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Put Option, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions.

10. Material United States Tax Considerations.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF NOTES ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF UNITED STATES TAX ISSUES SET FORTH HEREIN WAS WRITTEN IN CONNECTION WITH THE PREPARATION OF THIS OFFER TO PURCHASE AND WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY PERSON, FOR THE PURPOSE OF AVOIDING TAX-RELATED PENALTIES UNDER UNITED STATES FEDERAL, STATE, OR LOCAL TAX LAW. EACH HOLDER OF NOTES SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion summarizes material United States federal income tax considerations that may be relevant to you if you exercise the Put Option. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations, rulings and decisions thereunder, all of which are subject to change, possibly with retroactive effect, and differing interpretation, which could result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any state, local or foreign tax considerations or alternative minimum tax or non-income tax considerations.

If a partnership, or an entity treated as a partnership for federal income tax purposes, holds our Notes, the federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion does not address the tax treatment of partnerships or persons who hold their Notes through partnerships for U.S. federal income tax purposes. A partner in a partnership holding our Notes should consult its tax advisor regarding the consequences of the surrender of the Notes pursuant to the Put Option.

THE DISCUSSION SET FORTH BELOW IS NOT INTENDED TO BE, NOT SHOLD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

U.S. Holders

This discussion deals only with U.S. Holders who hold the Notes as capital assets, and does not apply if you are a member of a class of Holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	a person that owns Notes that are a hedge or that are hedged against interest rate risks;

•	a person that owns Notes as part of a straddle or conversion transaction for tax purposes;

•	a person who obtained Notes as compensation; or

•	a United States person whose functional currency for tax purposes is not the U.S. dollar.

You will be a U.S. Holder if you are a beneficial owner of the Notes for U.S. federal income tax purposes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. Holder, this discussion does not apply to you. Generally, your exercise of the Put Option will result in taxable gain or loss to you equal to the difference between (i) the amount of cash received, and (ii) your adjusted tax basis in the Notes surrendered. Because you agreed when you purchased your Notes to treat the Notes as subject to the special rules regarding contingent payment debt instruments, your adjusted tax basis in the Notes will generally be equal to your original purchase price for the Notes, increased by any interest income previously accrued by you, decreased by the amount of any projected payments previously made on the Notes to you, and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchased your Notes at a price other than the adjusted issue price determined for tax purposes. This gain will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if you held your Notes for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations. The contingent payment debt instrument regulations are complex. You should consult your tax advisor regarding the accrual of interest, any positive and negative adjustments, and the calculation of adjusted tax basis with respect to your Notes.

Non-U.S. Holders

This discussion describes the tax consequences to a non-U.S. Holder.

You are a non-U.S. Holder if you are the beneficial owner of Notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the Notes.

If you are a U.S. Holder, this section does not apply to you.

If you are a non-U.S. Holder, we and other U.S. payors generally will not be required to deduct United States withholding tax from cash received upon exercising the Put Option if:

(1) you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

(2) you are not a controlled foreign corporation that is related to us through stock ownership;

(3) exercising the Put Option is not effectively connected with your conduct of a trade or business in the United States; and

(4) the U.S. payor does not have actual knowledge or reason to know that you are a United States person; and:

(a) you have furnished to the U.S. payor an IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person;

(b) in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a non-United States person;

(c) the U.S. payor has received a withholding certificate (furnished on an appropriate IRS Form W-8 or an acceptable substitute form) from a person claiming to be:

(i) a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service (the “IRS”) to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners);

(ii) a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the IRS); or

(iii) a U.S. branch of a non-United States bank or of a non-United States insurance company, and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the IRS);

(d) the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business:

(i) certifying to the U.S. payor under penalties of perjury that an IRS Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you; and

(ii) to which is attached a copy of the IRS Form W-8BEN or an acceptable substitute form; or

(e) the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations.

If you are engaged in a trade or business in the United States, and exercising the Put Option is effectively connected with the conduct of this trade or business, then although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder (see “U.S. Holders” above), except that you will be required to provide to us or other U.S. payors a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. We urge you to consult with your own tax advisor with respect to other U.S. tax consequences of the exercise of the Put Option including the possible imposition of a 30% branch profits tax.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments made within the United States to non-corporate U.S. Holders if you exercise the Put Option. Backup withholding will apply to those payments if such a U.S. Holder fails to provide an accurate taxpayer identification number (TIN) or fails to certify that it is not subject to backup withholding or has been notified by the IRS that it has failed to report all interest and dividend payments shown on its federal income tax return. In general, if you are a non-U.S. Holder, payments made by us and other payors to you upon an exercise of the Put Option will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “Non-U.S. Holders” are satisfied or you otherwise establish an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a Holder’s U.S. federal income tax liability and, if withholding results in an overpayment of tax, such Holder may be entitled to a refund, provided that the requisite information is timely furnished to the IRS.

11. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.

•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2010;

•	The Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2011 and June 30, 2011, respectively;

•	All other reports filed pursuant to Sections 13, 14, or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•

All documents filed with the SEC by the Company pursuant to Sections 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Company Notice and prior to 5:00 p.m., New York City time, on the Expiration Date; and

•

The description of the Common Stock, filed in the Company’s Registration Statement on Form S-3 filed on July 1, 1994, as amended by Amendment No. 1 thereof dated April 27, 1995, under the Securities Exchange Act of 1934, and the description of the related stock purchase rights in the Registration Statement filed on Form 8-A filed on December 21, 2001, including amendments thereto, and any report filed for the purpose of updating such descriptions.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Put Option.

13. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Notes.

14. Conflicts. In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or the Notes or any applicable laws on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

LABORATORY CORPORATION OF AMERICA HOLDINGS

August 11, 2011

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers.

Directors

Name	Title

David P. King	Chairman
Kerrii B. Anderson	Director
Jean-Luc Bélingard	Director
N. Anthony Coles, Jr., M.D., M.P.H.	Director
Wendy E. Lane	Director
Thomas P. Mac Mahon	Director
Robert E. Mittelstaedt, Jr.	Director
Arthur H. Rubenstein, MBBCh	Director
M. Keith Weikel, Ph.D.	Director
R. Sanders Williams, M.D.	Director

Executive Officers

Name	Title

David P. King	Chairman of the Board, President and Chief Executive Officer
James T. Boyle, Jr.	Executive Vice President, Chief Operating Officer
William B. Hayes	Executive Vice President, Chief Financial Officer, and Treasurer
Andrew S. Walton	Executive Vice President, Esoteric Business
Mark E. Brecher, M.D.	Senior Vice President, Chief Medical Officer
F. Samuel Eberts III	Senior Vice President, Chief Legal Officer, Secretary
Lidia L. Fonseca	Senior Vice President, Chief Information Officer

The business address of each person set forth above is c/o Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27515. The telephone number there is (336) 229-1127.

A-1